Guido Frosini

EXPERIENCE

True Grass Farms, Valley Ford, CA — *Owner*

March 2012 - Present

True Grass Farms is a marketing branch of Conlan Ranches California cattle. True Grass Farms is a producer and aggregator of the most transparent, climate beneficial grass based and finished beef and lamb in the Bay Area. As owner, I have overseen, created and led events, ranch tours, educational conferences from land management practices to cooking demonstrations. I believe hospitality to be sacred. True Grass Farms mission statement is: Food - Ecology - Culture.

Conlan Ranches California, Valley Ford, CA — *Ranch Manager*

February 2008 - 2018

Managing CRC's land base (1200 ac) and Wagyu - x cattle herd (250-300 AU/Yr).

<u>Animal tasks include:</u> breeding, animal performance and registration, record keeping, health plan, grazing plan and implementation, monitoring and reviewing effects of management, low stress livestock handling, overseeing certification processes (Organic certification, Animal welfare Approved). <u>Land tasks include</u>: repair and maintenance on all roads, fences, water systems (well, springs and ponds), machinery (tractors, cars, atvs) and facilities (barns, corrals, shop and rentals). Maintaining friendly and cooperative relationships and open communication with all neighbors. Managing for ecosystem services and optimal land health. Increasing soil fertility, water retention capacity in soil, carbon storage and nutrient cycling. <u>Office tasks include:</u> Business planning, budgeting / P&L, website development, social media marketing, bookkeeping / filing.

Pu'o'Hoku Ranch, Molokaii, HI — *Intern manager / herd manager*

January 2007 - January 2008

Oversaw groups of interns on both a monthly and quarterly basis. Maintained housing, managed schedules, task delegation and general supervision. Supervised and instructed interns on all safety procedures of ranch work.
Assisted ranch manager in day to day operations, herd health, animal breeding, grazing management.

SKILLS

Good communication, public speaking and community relations.

Multicultural background, Italian-American.

Curious, inquisitive and self motivated.

Very good creative problem solving, fast learner.

Good working knowledge of local ecology.

Restaurant and hospitality experience. Whole animal butchery and cookery.

AWARDS

2016 Farm Aid - Farm Hero Award and annual benefit dinner for Farm Aid.

2016 Marin Carbon Project Selected to be a Carbon Farm Ranch and partener.

2015 Plenary Speaker at Eco Farm "Organic successful farmers".

2014 Winner of the Environmental stewardship award for the Western regions from the National Cattlemen's Association, USDA, Fish and Game.

EDUCATION

SRJC, Santa Rosa, CA — *Botany*

2010 - 2011

Focus on Botany and meteorology.

USF, San Francisco — *Political science and Theology*

2007-2009

Focus on comparative theology and Political science.

PROJECTS

Transhumance Festival — *Spring 2018-Current*

The Transhumance Festival is an annual celebration dedicated to re-establishing the connection between community and land. The festival reimagines the age-old practice of *transhumance*—shepherding livestock from one grazing ground to another following a seasonal cycle. This takes shape as our local shepherds and land-tenders walk a flock of sheep from the hills of Sonoma County to graze Steamer Landing Park, a public park in downtown Petaluma.

Now in its third year, the Transhumance Festival has become an open educational forum for the public and practitioners alike. Leading new discussions on environmental ethics, watershed education, sustainable land and water management practices.

It is our hope that it will continue to do so by highlighting the role that food choices play in shaping our landscape, by expanding our ecological lexicon, legislation, and mythology to help guide us in healing and connecting to where we are and who we are.

The festival's aim is to enrich our culture of *place* and to empower us to act collectively for a healthy environment. Role: Co-founder, lead fundraising, community outreach and content development.

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www.sassyandgrassy.com

Julia Adam Dance Experience — *Summer 2016- Current*

A yearly event with Julia Adam Dance. A ballet experience where we work closely with a farm and build a kitchen, stage and set long tables in some of the most beautiful settings with awe inspiring views. All vegetables and proteins sourced locally. A unique farm table experience. Roles: Builder, Community outreach and marketing, day of coordination and front of the house

www.juliaadamdance.com

LANGUAGES

English, Italian, Spanish, French (very basic)

ASSOCIATIONS

2019- present
Board member of FEED sonoma, the first farmer owned and operated local aggregator and distributor in California

2017 - present
Member and co-founder of the Local Grazing collective..

2016 - present
Member for USDA beginner rancher and farmer advisory committee.

2015-2016
CDFA Farmer's market advisory committee

2015-2016
Board member for Marin Organic

Sagra — *Fall 2016 –Fall 2017*

Italian food festival centered around one or more abundant locally sourced foods (ex: "Sagra del Porcino" or " Salsiccia e Fagioli"). It has been held downtown Petaluma at the old Ghirardelli Barn on the river in collaboration with Friends of the Petaluma River. Role: Cook and organizer.

https://www.localsagra.com

SELECTED ARTICLES & INTERVIEWS

https://www.farmaid.org/blog/farmer-heroes/guido-frosini-farmer-hero/

http://edibleeastbay.com/online-magazine/fall-harvest-2016/carbon-conscious-farming/

http://environmentalstewardship.org/regionvi-conlanranchescaliforniatruegrassfarms.aspx

https://www.youtube.com/watch?v=_FVLzmyaUFg

https://www.youtube.com/watch?v=Z6n_IIOVVhA

http://grabngrowsoil.com/meet-your-local-farmer/interview-with-guido-frosini-true-grass-farms/